1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2014

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 17, 2014	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Reports First Quarter EPS of NT$1.85

Hsinchu, Taiwan, R.O.C., April 17, 2014 — TSMC today announced consolidated revenue of NT$148.22 billion, net income of NT$47.87 billion, and diluted earnings per share of NT$1.85 (US$0.31 per ADR unit) for the first quarter ended March 31, 2014.

Year-over-year, first quarter revenue increased 11.6% while net income and diluted EPS both increased 21%. Compared to fourth quarter of 2013, first quarter results represent a 1.7% increase in revenue, and a 6.8% increase in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue decreased 0.7% from the previous quarter and increased 8.7% year-over-year.

Gross margin for the quarter was 47.5%, operating margin was 35.4%, and net profit margin was 32.3%.

Shipments of 28-nanometer process technology accounted for 34% of total wafer revenues. 40/45-nanometer accounted for 21% of total wafer revenues. Advanced technologies, defined as 40/45-nanometers and more advanced technologies, accounted for 55% of total wafer revenues.

“In the first quarter, we saw much stronger demand for our wafers across all segments but more pronounced in mobile related applications, than we had initially predicted in January,” said Lora Ho, SVP and Chief Financial Officer of TSMC. “Driven by better than expected 4Q’13 business, IC companies have turned more positive on their 2014 outlook. Meanwhile, the low level of supply chain inventory has prompted the IC companies to begin restocking inventory actively. Thanks to the better performance and higher yield and reliability of our advanced technologies, we saw a strong rebound of demand for our leading nodes extending beyond the first quarter. Based on our current business outlook and exchange rate assumption of 1 US dollar to 30.10 NT dollars, management expects overall performance for second quarter 2014 to be as follows”:

•	Revenue is expected to be between NT$180 billion and NT$183 billion;

•	Gross profit margin is expected to be between 47.5 % and 49.5%;

•	Operating profit margin is expected to be between 36.5% and 38.5%.

TSMC’s 2014 first quarter consolidated results:

(Unit: NT$ million, except for EPS)

	1Q14 Amount[a]		1Q13 Amount		YoY Inc. (Dec.) %	4Q13 Amount		QoQ Inc. (Dec.) %
Net sales	148,215		132,755		11.6	145,806		1.7
Gross profit	70,400		60,770		15.8	64,862		8.5
Income from operations	52,522		44,428		18.2	47,754		10.0
Income before tax	53,302		45,748		16.5	50,373		5.8
Net income	47,871		39,577		21.0	44,810		6.8
EPS (NT$)	1.85	[b]	1.53	[c]	21.0	1.73	[b]	6.8

a:	1Q2014 figures have not been approved by Board of Directors
b:	Based on 25,930 million weighted average outstanding shares
c:	Based on 25,929 million weighted average outstanding shares

About TSMC

TSMC is the world’s largest dedicated semiconductor foundry, providing the industry’s leading process technology and the foundry’s largest portfolio of process-proven libraries, IPs, design tools and reference flows. The Company’s owned capacity in 2014 is expected to be about 8.0 million (12-inch equivalent) wafers, including capacity from three advanced 12-inch GIGAFAB™, four eight-inch fabs, one six-inch fab, as well as TSMC’s wholly owned subsidiaries, WaferTech and TSMC China. TSMC is the first foundry to provide both 28nm and 20nm production capabilities. Its corporate headquarters are in Hsinchu, Taiwan. For more information about TSMC please visit http://www.tsmc.com.

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TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937-999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Hui-Chung Su Administrator PR Department Tel: 886-3-563-6688 Ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com